A Special Meeting of Shareholders was held on February 13, 2003 at 522 Fifth Avenue, New York, New York 10036 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between the following series of Mutual Fund Select Group:

Acquiring Fund		  Target Fund
JPMorgan Bond Fund II     JPMorgan Intermediate Bond Fund ("IBF")

Under the Reorganization Plan, the Target Fund transferred all of its assets and liabilities to the Acquiring Fund in a tax-free reorganization. In exchange, shareholders of the Target Fund received shares of the Acquiring Fund with a value equal to their respective holdings in the Target Fund. A majority of shareholders of IBF approved the Reorganization Plan by the following votes:

			For		Against		Abstain
IBF		    48,322,930          80,449           5,177